KODIAK OIL & GAS CORP.

KODIAK OIL & GAS (USA) INC.

KOG FINANCE, LLC

KODIAK WILLISTON, LLC

1625 Broadway, Suite 250

Denver, Colorado 80202

September 20, 2013

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kodiak Oil & Gas Corp. (the “Company” or “Issuer”)

Registration Statement on Form S-4 (File No. 333-191281)

Ladies and Gentlemen:

In connection with the registration statement on Form S-4 (File No. 333-191281) of the Company and Kodiak Oil & Gas (USA) Inc., KOG Finance, LLC and Kodiak Williston, LLC (collectively, the “Guarantors”) relating to the exchange offers of (i) $350,000,000 of the Issuer’s 5.50% Senior Notes due 2021 (the “Old 2021 Notes”) and the guarantees of the Guarantors of such Old 2021 Notes (the “Old 2021 Guarantees” and, together with the Old 2021 Notes, the “Old 2021 Securities”), previously issued pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”) and (ii) $400,000,000 of the Issuer’s 5.50% Senior Notes due 2022 (the “Old 2022 Notes”) and the guarantees of the Guarantors of such Old 2022 Notes (the “Old 2022 Guarantees” and, together with the Old 2022 Notes, the “Old 2022 Securities”) , previously issued pursuant to Rule 144A and Regulation S under the Securities Act, the Issuer and the Guarantors hereby make the following representations to the Commission:

1.              The Issuer and the Guarantors are registering under the Securities Act the (i) 5.50% Senior Notes due 2021 (the “New 2021 Notes”) and the guarantees of the Guarantors of such New 2021 Notes (the “New 2021 Guarantees” and, together with the New 2021 Notes, the “New 2021 Securities”) and (ii) 5.50% Senior Notes due 2022 (the “New 2022 Notes”) and the guarantees of the Guarantors of such New 2022 Notes (the “New 2022 Guarantees” and, together with the New 2022 Notes, the “New 2022 Securities”), to be offered in separate exchange offers (the “Exchange Offers”) in reliance on the staff’s position in Shearman & Sterling (available July 2, 1993), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holding Corporation (available May 13, 1988) (collectively, the “Exxon Capital Letters”);

2.              Neither the Issuer nor the Guarantors have entered into any arrangement or understanding with any person to distribute the New 2021 Securities or the New 2022 Securities (together, the “New Securities”) to be received in the Exchange Offers and, to the best of the Issuer’s and the Guarantors’ information and belief, each person participating in the Exchange Offers is acquiring the New Securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the New Securities to be received in the Exchange Offers. In this regard, the Issuer and Guarantors will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that any securityholder using the Exchange Offers to participate in a distribution of the New Securities (a) may not rely on the staff position in the Exxon Capital Letters or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer and the Guarantors acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer and the Guarantors will also include in the letter of transmittal (or similar documentation to be executed by each person participating in the Exchange Offers) disclosure that by accepting an Exchange Offer each holder (including any broker-dealer) of the Old 2021 Securities and the Old 2022 Securities (together, the “Old Securities”) represents to the Company that the New Securities will be acquired in the ordinary course of business, and that such holder is not engaged in, and does not intend to engage in, a distribution of the New Securities to be received in the Exchange Offers. If a broker-dealer holds Old Securities for its own account as a result of market-making activities or other trading activities, such broker-dealer will acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of securities to be received in the Exchange Offers.

If you have any questions, please contact the undersigned at (303) 592-8075 or Randal R. Jones of Dorsey & Whitney LLP at (206) 903-8800.

Yours truly,

/s/ James P. Henderson
James P. Henderson
Chief Financial Officer, Treasurer and Secretary

cc:	Randal R. Jones, Esq.
(Dorsey & Whitney LLP)